BioLargo, Inc. 14921 Chestnut St. Westminster, CA 92683 Telephone: 888.400.2863 Facsimile: 949.625.9819

January 4, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	BioLargo, Inc. Registration Statement on Form S-1 Filed December 23, 2022 File No. 333-268973

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioLargo, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, file number 333-268973 (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Standard Time on January 6, 2023, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via facsimile to 949-234-6265.

Very truly yours,

/s/Dennis P. Calvert

Dennis P. Calvert

President

BioLargo, Inc.

cc:	Gilbert Bradshaw, Esq. gbradshaw@wbc-law.com